11016659

2011 JUN 21 PM 4:21
SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Execution Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Howard Street
(No. and Street)

San Francisco (City) CA94105 (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Greenberg 212-810-3578
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BLACKROCK EXECUTION SERVICES
(SEC. I.D. No. 8-48719)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

BlackRock Execution Services

TABLE OF CONTENTS

This report contains (check all applicable boxes):

☒ Independent Auditors' Report.

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income.

☒ (d) Statement of Cash Flows.

☒ (e) Statement of Changes in Stockholder's Equity.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of general Creditors (not applicable).

☒ Notes to Financial Statements.

☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

☐ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not required).

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☒ (l) An Oath or Affirmation.

☐ (m) A Copy of the SIPC Supplemental Report filed concurrently herewith as a separate document.

☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

AN OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BlackRock Execution Services (the "Company") for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/25/11

Signature Date

Managing Director and Financial and Operations Principal

Title

Subscribed to before me this 25th day of February, 2011.

Notary Public

STEPHEN M. HART
NOTARY PUBLIC- State of New York
No. 01HA6166170
Qualified in New York County
Commission Expires 5/21/2011

BlackRock Execution Services
Financial Statements
and Supplemental Information

Contents

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 12
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 13

Supplemental Report

Supplemental Report on Internal Control 14

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

The Board of Directors and Shareholder of
BlackRock Execution Services
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Execution Services (the "Company") as of December 31, 2010, and the related statements of income, cash flows, and changes in stockholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Execution Services at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Computation of Net Capital for Brokers-Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to Rule SEC 15c3-3 Under the Securities Exchange Act of 1934 listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 25, 2011

BlackRock Execution Services
Statement of Financial Condition
December 31, 2010
(Dollar amounts in thousands, except share data)

Assets		
Cash and cash equivalents	$	40,320
Commissions receivable		5,836
Due from related parties		1,804
Deferred tax assets		697
Deposit with clearing organization		506
Other assets		427
Total assets	$	49,590
Liabilities		
Due to related parties	$	11,486
Accounts payable and accrued liabilities		1,685
Total liabilities		13,171
Stockholder's equity		
Common stock ($0.01 par value - 1,000 shares authorized, one share issued and outstanding)		-
Additional paid-in capital		6,486
Retained earnings		29,933
Total stockholder's equity		36,419
Total liabilities and stockholder's equity	$	49,590

See accompanying notes to financial statements.

BlackRock Execution Services
Statement of Income
Year ended December 31, 2010
(Dollar amounts in thousands)

Revenue	
Commissions	$ 40,889
Total revenue	40,889
Expenses	
Clearing fees	11,170
Administrative expenses to related parties	2,505
General and administrative expenses	273
Total expenses	13,948
Income before income taxes	26,941
Income tax expense	10,955
Net income attributable to BlackRock Execution Services	$ 15,986

See accompanying notes to financial statements.

BlackRock Execution Services
Statement of Changes in Stockholder's Equity
Year ended December 31, 2010
(Dollar amounts in thousands)

	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
December 31, 2009	$ 6,486	$ 13,947	$ 20,433
Net income attributable to BlackRock Execution Services	-	15,986	15,986
December 31, 2010	$ 6,486	$ 29,933	$ 36,419

See accompanying notes to financial statements.

BlackRock Execution Services
Statement of Cash Flows
Year ended December 31, 2010
(Dollar amounts in thousands)

Cash flows from operating activities		
Net income attributable to BlackRock Execution Services		$15,986
Changes in operating assets and liabilities:		
Commissions receivable		(92)
Due from related parties		(1,804)
Deferred tax assets		(70)
Deposit with clearing organization		1
Other assets		164
Due to related parties		7,691
Accounts payable and accrued liabilities		(886)
Cash flows from operating activities		20,990
Net increase in cash and cash equivalents		20,990
Cash and cash equivalents, beginning of year		19,330
Cash and cash equivalents, end of year		$40,320
Supplemental disclosure of cash flow information is as follows:		
Cash paid for income taxes	$	3,895

See accompanying notes to financial statements.

1. Organization

BlackRock Execution Services ("BES" or the "Company") is incorporated in the State of California. The Company is a wholly-owned subsidiary of BlackRock Institutional Trust Company, N.A. ("BTC" or "Parent"), which is a wholly-owned indirect subsidiary of BlackRock, Inc. ("BLK"). The Company is a broker-dealer providing agency services to clients and is registered with the Securities and Exchange Commission ("SEC") and the California Department of Corporations and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. BES' FINRA membership agreement limits its permitted activities to retailing equity securities, executing securities transactions in equity, corporate debt, government and mortgage securities for institutional customers and engaging in investment advisory service activities and distributing securities in private placements.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consists of cash, money market funds and short-term, highly liquid investments with original maturities, at date of purchase, of three months or less in which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at either cost or amortized cost which approximates fair value due to their short-term maturities. Money market funds which totaled approximately $10 million are valued through the use of quoted market prices (a Level 1 input), or $1.00, which is generally the net asset value of the fund.

Revenue Recognition

The Company earns agency commissions as an introducing broker-dealer in buying and selling securities for its customers. Commissions and related clearing expenses are recorded on a trade date basis as transactions occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method prescribed by Accounting Standards Codification ("ASC") 740-10, *Income Taxes* ("740-10"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred tax asset will be fully recoverable in the future, a valuation allowance may be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in a charge to the Company's statement of income. Further, the Company records its income taxes receivable and payable based upon its estimated income tax liability.

There are no unrecognized tax benefits recorded in the accompanying financial statements in connection with the tax positions taken by the Company.

3. Income Taxes

For the year ended December 31, 2010, the Company's operations will be included in the consolidated federal income tax return of consolidated BLK. BES does not file separate state and municipal income tax returns; all BES state and/or municipal income tax returns will be consolidated with one or more BLK subsidiaries on a combined or unitary basis. The Company has entered into a written agreement with BLK providing for the allocation and payment of income tax on the basis as if it were to file separate federal and state income tax returns. Its share of the tax receivable or benefit generally will be based upon an allocation to BES of a percentage of the total liability or benefit based upon the Company's level of activity in such state or municipality. The Company will be paid for the tax benefit on its losses to the extent it could have obtained a benefit against its separate return taxable income tax. These payments and refunds are to be settled with BLK. As of December 31, 2010, the Company recorded income taxes payable of $9.9 million and income tax receivable of $80 thousand in the statement of financial condition, which is included in due to related parties and due from related parties, respectively.

A reconciliation of income tax expense with statutory federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	Year ended December 31, 2010	
(Dollar amounts in thousands)	$	%
Statutory income tax expense	$9,429	35.0%
Increase (decrease) in income taxes resulting from:		
State and local taxes (net of federal benefit)	$1,548	5.7%
Other	(22)	0.0%
Income tax expense	$10,955	40.7%

3. Income Taxes (continued)

The provision for income taxes consists of the following:

(Dollar amounts in thousands)	Year ended December 31, 2010
Current:	
Federal	$8,643
State and local	2,382
Total current	11,025
Deferred:	
Federal	(69)
State	(1)
Total deferred	(70)
Total income tax expense	$10,955

Deferred tax assets and liabilities are recorded net in the statement of financial condition when they relate to the same tax jurisdiction. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Company's financial statements. These temporary differences result in taxable or deductible amounts in future years. The temporary difference that gave rise to a significant portion of the Company's deferred tax asset at December 31, 2010 was the future tax deduction for state tax expense. This deduction is recognized in the following year for federal tax purposes.

The Company is subject to U.S. federal income tax as well as income tax in multiple jurisdictions. The tax years after 2006 remain open to U.S. federal examination and the tax years after 2004 remain open for state and local income tax examinations.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. For the year ended December 31, 2010, the Company did not have interest or penalties related to income tax matters.

4. Related Party Transactions

The Company has entered into service agreements with various indirect wholly-owned subsidiaries of BLK that provide certain management and administrative services on behalf of the Company in reference to its brokerage business for a fee. The fee is 101% of actual expenses incurred but not in excess of the Company's net income produced from the brokerage business activity. Management and administrative fees incurred for the year ended December 31, 2010 was $2.5 million and the Company had a $1.2 million payable at December 31, 2010 related to such activities.

Due from related parties includes approximately $1.7 million owed to the Company for various payments made by the Company on behalf of a BLK wholly-owned subsidiary.

Due to related parties includes approximately $297 thousand owed to various BLK wholly owned subsidiaries for various payments made on behalf of the Company.

As of December 31, 2010, outstanding amounts related to the above transactions are recorded in due to and due from related parties net where the legal right and intention to offset exists.

5. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements can not be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any liability arising under these arrangements is remote. Consequently, no liability has been recorded on the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that will have a material adverse effect on the financial statements of the Company at December 31, 2010.

6. Deposit with Clearing Organization

The Company maintains a collateral deposit in the amount of $506 thousand with its clearing broker.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule , which requires the maintenance of minimum net capital of $5 thousand and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 after the first year of operations. At December 31, 2010, the Company had net capital of $30.5 million, which was $29.6 million in excess of its required net capital of $879 thousand. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.

8. Subsequent Events

The Company reviewed subsequent events occurring through the date that these financial statements were issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.

BlackRock Execution Services
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the
Securities Exchange Act of 1934
December 31, 2010
(Dollar amounts in thousands)

Total stockholder's equity		$ 36,419
Less: Non-allowable assets		
Commissions receivable		2,777
Deferred tax assets		697
Deposit with clearing organization		6
Due from related parties		1,804
Other assets		425
Total non-allowable assets deductions		5,709
Less: Fidelity bond deduction		20
Net capital before haircuts		30,690
Less: Haircuts on cash equivalents and clearing deposit		200
Net capital		$ 30,490
Computation of net capital requirement		
Net capital requirement (6.67% of aggregate indebtness)	(A)	$ 879
Minimum dollar net capital requirement	(B)	$ 5
Net capital requirement (greater of (A) or (B))		$ 879
Excess net capital (net capital less net capital requirement)		$ 29,611
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 29,173
Computation of aggregate indebtedness		
Total liabilities		$ 13,171
Ratio of aggregate indebtedness to net capital		0.43 to 1

Note:

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report (Form X-17A-5 Part IIA) filing as of December 31, 2010, filed on January 26, 2011, as amended on February 24, 2011.

BlackRock Execution Services
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2010

The Company is exempt from the provisions of the Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of that Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2011

To the Board of Directors and Shareholder of
BlackRock Execution Services
New York, NY 10022

In planning and performing our audit of the financial statements of BlackRock Execution Services (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP